UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 30, 2017



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway
Chesapeake, Virginia 23320
(Address of principal executive offices) (Zip Code)

(757) 321-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

Today, August 30, 2017, Dollar Tree, Inc. issued a press release regarding the Company's participation in the Goldman Sachs Global Retailing Conference on September 6, 2017. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated August 30, 2017 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: August 30, 2017   By: /s/ Kevin S. Wampler
                                             Kevin S. Wampler
                                             Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated August 30, 2017 issued by Dollar Tree, Inc.

Exhibit 99.1



DOLLAR TREE, INC. TO PRESENT AT GOLDMAN SACHS GLOBAL RETAILING CONFERENCE

CHESAPEAKE, Va. - August 30, 2017 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today announced its participation in the Goldman Sachs Global Retailing Conference on September 6, 2017. Gary Philbin, Enterprise President, Kevin Wampler, Chief Financial Officer, and Randy Guiler, Vice President - Investor Relations, will attend this conference.

The Company's presentation will begin at 3:10 p.m. ET on September 6, 2017. A webcast of the presentation will be available on the Company's website at http://www.dollartreeinfo.com/investors/news/events/, and an archive of the webcast will be accessible for fourteen days.

Dollar Tree, a Fortune 200 Company, now operates more than 14,000 stores across 48 states and five Canadian provinces. Stores operate under the brands of Dollar Tree, Family Dollar, and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

CONTACT:
Dollar Tree, Inc.
Randy Guiler, 757-321-5284
Vice President, Investor Relations
www.DollarTree.com
DLTR-G